UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 10, 2012

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Update on Chapter 11 and Related Court Proceedings

Motion for Approval of Reserves Required for Initial Distribution to Equity Holders Under Confirmed Joint Plan of Reorganization and for Approval of Final Form of Liquidation Trust Agreement, and Notice of Hearing

As previously disclosed, on September 6, 2012, the U.S. Bankruptcy Court for the Northern District of Georgia (the “Court”) in the Chapter 11 bankruptcy proceeding (the “Bankruptcy Proceeding”) of CDC Corporation (the “Company” or “Debtor”) entered its Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. § 1129(a) and (b) and Fed.R.Bankr.P. 3020 Confirming the Second Amended Joint Plan of Reorganization of CDC Corporation (the “Plan”).

The Plan provides for the formation of a Liquidation Trust and for substantially all of Debtor’s assets to be transferred to the Liquidation Trust. Upon the establishment of the Liquidation Trust, the Liquidation Trustee will become the representative of the Estate and perform his duties under the Liquidation Trust, which include making distributions to holders of Beneficial Interests in the Liquidation Trust as set forth in the Plan and paying Liquidation Trust Expenses.

Before any of the Debtor’s assets are transferred to the Liquidation Trust and any subsequent distribution can be made to the holders of Beneficial Interests in the Liquidation Trust (i.e., equity security holders), appropriate reserves for Effective Date Available Cash, Disputed Claims, and Disputed Equity Interests must be established and approved by the Court. In addition, prior to any distribution to holders of Beneficial Interests in the Liquidation Trust, the Liquidation Trustee must reserve for Liquidation Trust Expenses to insure sufficient funds to pay such expenses.

On December 3, 2012, the Company filed a Motion for Approval of Reserves Required for Initial Distribution to Equity Holders under Confirmed Joint Plan of Reorganization and for Approval of Final Form of Liquidation Trust Agreement (the “Motion”) with the Court seeking:

(i)	entry of an order approving the reserves described in the Motion and set forth on Exhibit “A” to the Motion;

(ii)	a finding of the Court that the reserves proposed in the Motion are sufficient to pay, or reserve for the payment of, all claims against the Debtor in full;

(iii)

a finding of the Court that, after the establishment of the reserves as proposed in the Motion, the Debtor has complied with all requirements under the Plan or the Confirmation Order to establish reserves prior to the Effective Date, that such reserves are sufficient for the Effective Date under the Plan to occur, and that such reserves are sufficient for the Liquidation Trustee to proceed with the initial distribution to holders of Beneficial Interests in accordance with the Plan; and

(iv)	approval of the final form of the Liquidation Trust Agreement and the distribution schedule to be subsequently filed as supplements to the Motion.

Debtor proposes the establishment of reserves in the total amount of $73,372,846.71, which are described in detail on Exhibit “A” to the Motion, and seeks the Court’s approval thereof, in order for the Effective Date to occur and a distribution to holders of Beneficial Interests to be made.

As of October 31, 2012, the Debtor held cash in the amount of $161,519,625.70 from the sale of the CDC Software Shares.

In the event the Court approves the reserves proposed in the Motion, the Debtor estimates that cash available for a distribution to Beneficial Interests will equal $88,146,778.99.

Under the Notice of Hearing dated December 3, 2012 (the “Notice”), a hearing has been scheduled on the Motion in Courtroom 1401, United States Courthouse, 75 Spring Street, S.W., Atlanta, Georgia, at 10:00 a.m. on December 18, 2012.

The foregoing descriptions of the Motion and the Notice are qualified in their entirety by the full text of such documents which are attached as Exhibit 99.1 and Exhibit 99.2 hereto, and incorporated herein by reference. Terms not specifically defined herein shall have the meaning ascribed therein.

Forward-looking Statements

This Form 6-K includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “projects,” “outlook,” or similar expressions. Additionally, forward-looking statements may include statements regarding: (i) any course of dealing with Disputed Claims or Disputed Equity Interests; (ii) any course of action the Company may take in the future with respect to the Bankruptcy Proceeding, including, without limitation, any considerations, procedures, amounts or timelines relating to the Plan or any expectations regarding reserves and the amounts thereof, including reserves for Effective Date Available Cash, which may be subject to change; (iii) any expectations regarding the amount of cash available for a distribution to holders of Beneficial Interests in the Liquidation Trust; (iv) any expectations regarding Liquidation Trust Expenses; and (v) other matters or events that are not historical fact, the achievement of which involve risks, uncertainties and assumptions, many of which are beyond the Company’s control. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by the forward-looking statements contained herein. All forward-looking statements included in this Form 6-K are based upon information available to management as of the date of this Form 6-K, and you are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Form 6-K. The Company assumes no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For these and other reasons, investors are cautioned not to place undue reliance upon any forward-looking statement in this Form 6-K.

Exhibit No.	Description of Exhibit

99.1	Motion for Approval of Reserves Required for Initial Distribution to Equity Holders under Confirmed Joint Plan of Reorganization and for Approval of Final Form of Liquidation Trust Agreement

99.2	Notice of Hearing

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2012

CDC CORPORATION

By:	/s/ Marcus A. Watson
Name:	Marcus A. Watson
Title:	Chief Restructuring Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Motion for Approval of Reserves Required for Initial Distribution to Equity Holders under Confirmed Joint Plan of Reorganization and for Approval of Final Form of Liquidation Trust Agreement

99.2	Notice of Hearing